FORM 3


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                     Filed pursuant to Section 16(a) of the
                 Securities Exchange Act of 1934, Section 17(a)
                  of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person

Diller                    John                                        W.
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(Last)                              (First)                            (Middle)

RR 1, Box 5000
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                                    (Street)

Kingifled                           Maine                              04947
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(City)                              (State)                            (Zip)

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2.  Date Of Event Requiring Statement
         (Month/Day/Year)

1/1/99
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3.  IRS or Social Security Number of Reporting Person (Voluntary)



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4.  Issuer Name and Ticker or Trading Symbol

American Skiing Company (NYSE Symbol: SKI)
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5.  Relationship of Reporting Person to Issuer
     (Check all applicable)
[   ] 10% Owner
[   ] Director
[   ] Officer (give title below)
[X] Other (specify below)

Managing Director of Significant Subsidiary
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6.  If Amendment, Date of Original (Month/Year)

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7. Individual or Joint/Group  Filing (Check  Applicable  Line)
[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

             TABLE I - Non-Derivative Securities Beneficially Owned
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        1.                         2.                                          3.                          4.

----------------      -----------------------------------     ------------------------------     -----------------------------
Title of Security     Amount of Securities Beneficially       Ownership Form: Direct (D) or      Nature of Indirect Beneficial
                      Owned (Instr. 4)                        Indirect (I) (Instr. 5)            Ownership (Instr. 5)

----------------      -----------------------------------     ------------------------------     ------------------------------


Common Stock,
Par Value $.01 per share            307                                    D                                  N/A




Reminder: Report on a separate line for each class of security beneficially owned directly or indirectly . (Print or Type Responses)

               TABLE II -Derivative Securities Beneficially Owned
          (e.g., put, calls, warrants, options, convertible securities)
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      1.                        2.                     3.                        4.                    5.                6.
------------------   --------------------   ---------------------    -------------------     --------------------    ------------

Title of Derivative  Date Exercisable and   Title and Amount         Conversion or           Ownership Form of       Nature of
Security (Instr. 4)  Expiration Date        of Securities            Exercise Price of       Derivative Security:    Indirect
                     (Month/Day/Year)       Underlying Derivative    Derivative Security     Direct (D) or           Beneficial
                                            Security (Instr. 4)                              Indirect (I)            Ownership
                                                                                                                     (Instr. 5)

                       Date      Expiration   Title    Amount or
                   Exercisable       Date              Number of
                                                       Shares
                    -----------  ----------   ------   ---------

Option               8/10/99       8/01/07    Common     1,500         $18/share                          D
(right to purchase)                           Stock, par
                                              value $.01
                                              per share


Option              *See below     10/22/08  Common       7,000         $7/share                          D
(right to purchase)                          Stock, par
                                             value $.01
                                             per share



         /s/ John W. Diller                                       1/8/99
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**Signature of Reporting Person                                       Date

Explanation of Responses:

*Stock options were granted effective October 22, 1998 and are not exercisable until the later of (a) October 22, 2000, and (b) the date of vesting. Options vest as follow:

No. of Shares                               Vesting Date
------------------                          -----------------

1,400                                       October 22, 1999
1,400                                       October 22, 2000
1,400                                       October 22, 2001
1,400                                       October 22, 2002
1,400                                       October 22, 2003

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18.U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 5 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form display a current valid OMB Number..